

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 7, 2010

Richard Pearce
President and Chief Executive Officer
DC Brands International, Inc.
9500 W. 49th Avenue, Suite D-106
Wheat Ridge, CO 80003

> **Re:** **DC Brands International, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 10, 2010**
> **File No. 333-166714**

Dear Mr. Pearce:

We have reviewed your amended registration statement and response letter each filed June 22, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Business
History, page 10

1. We note your disclosure in response to prior comment number 14 which provides the basis for your decision to exit the carbonated energy drink market. Please further expand your disclosure to include a discussion of the winding down of the business activities, the transition of the business to health related products, the timing of such transition and any associated costs or capital expenditures.

Distribution, page 12

2. We note your disclosure that the agreement with Acosta, Inc. is month to month. It appears that this agreement is material to your business. Accordingly, please provide a risk factor disclosing the risks associated with the terms of this agreement and the risks to the business of termination of this agreement.   Alternatively, please tell us why you have determined that such disclosure is not necessary.

Market Price of Common Stock and Other Stockholder Matters, page 16

3. We note your disclosure in response to prior comment 26. Please expand your disclosure to provide the average daily trading volume for the shares for each quarter for which price information is presented.

Financial Statement for the Year Ended December 31, 2009

Consolidated Statements of Stockholders' Deficit, page F-5

4. We acknowledge your response to comment 45. Your revised disclosure states that you issued 687,500 shares of stock valued from $.08 to $.18 per share for a total compensation expense of $425,000. It does not seem reasonable that total compensation for 687,500 shares of stock could be $425,000 considering the fact that if each share were $.18 per share total compensation would be $123,750. Please revise your disclosure or further explain to us how you calculated the total compensation expense.

Note 1. Business and Significant Accounting Policies

Revenue Recognition, page F-6

5. We acknowledge your response to comment 46. Your response does not fully disclose your return policy in that the maximum period of time for a return to be accepted in not disclosed. Please disclose the maximum period of time a return will be accepted by your company. Please include when that period begins, such as but not limited to, from the date of sale, the product is received by the client or shipped from your warehouse, etc.

Recent Accounting Pronouncements, page F-9

6. We acknowledge your revisions in response to comment 47. Your revision discloses the most recent FASB Accounting Standards Update. This however does not fully capture the disclosure guidance provided by SAB Topic 11M "to list the recently issued accounting standards" and the other criteria detailed below, we therefore reissue the same comment. Please expand your disclosures to list the recently issued accounting standards that management evaluated per guidance provided by SAB Topic 11M. The object of the disclosure should be to (1) notify the reader of the disclosure documents that a standard

has been issued which the registrant will be required to adopt in the future and (2) assist the reader in assessing the significance of the impact that the standard will have on the financial statements of the registrant when adopted. At a minimum your disclosures should provide:

a. A brief description of the new standard, the date that adoption is required and the date that the registrant plans to adopt, if earlier.
b. A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.
c. A discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant, unless not known or reasonably estimable. In that case, a statement to that effect may be made.

<u>Warrants, page F-16</u>

7. We acknowledge your response to comment 53 in that additional disclosures were added with regards to the significant terms of the warrants however all points of our comment were not addressed. Please address the following:
   - Disclose the exercise price of the warrants issued.
   - Disclose the information you provided in your response with regards to the "variable number of shares that must be issued, according to the warrant contract terms, could exceed the remaining unissued common stock." [
   - It appears that the fair value of the warrant liability is calculated based on the difference between the stock price and the strike price. Please tell us how you determined that this calculation equals the fair value of the warrant liability.

8. With regards to your disclosures for the equity units sold consisting of a common stock and a warrant, please explain how you determined the value of each component of the unit. Based on the value of the warrant liability disclosed it appears the warrant value is $.03 per share and the common stock value is $.02 per share.

<u>Unaudited Financial Statements for the Interim Period Ended March 31, 2010</u>

<u>Consolidated Statement of Stockholders' Equity, page F-23</u>

9. You disclose at page F-33 that you issued 2,000,000 shares of common stock valued at $.12 per share. The Consolidated Statement of Stockholders' Equity at page F-23 discloses this transaction totaled $260,000, even though this calculation should be $240,000. Please revise your disclosure for the value of the 2,000,000 shares of common stock issued or further advise us about how you calculated the transaction.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Hank Gracin, Esq.
        Gracin & Marlow, LLP
        The Chrysler Building
        405 Lexington Avenue, 26th Floor
        New York, NY 10174